February 10, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0409

Attention: Rachel Zablow

Re:	Akesis Pharmaceuticals, Inc.

Form 8-K filed on January 28, 2005 (the “8-K”)

File No. 0-27409

Dear Ms. Zablow:

On behalf of Akesis Pharmaceuticals, Inc. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced document, which were furnished by your letter dated January 31, 2005 (the “Staff Letter”). In response to the comments set forth in the Staff Letter, we have reproduced below the comments set forth in the Staff Letter and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Our responses to the comments set forth in the Staff Letter are as follows:

1. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion or was modified as to uncertainty, audit scope, or accounting principals; and a description of the nature of each such adverse opinion, disclaimer of opinion, or modification. Amend the Form to disclose uncertainty regarding the ability to continue as a going concern in the accountant’s report.

We acknowledge the comment from the Staff and we have amended the Form 8-K to note that Chisholm, Bierwolf & Nilson, LLC’s report on the Company’s consolidated financial statements for the fiscal year ended December 31, 2003 assumed that the Company would continue as a going concern, as the Company’s operating loss and lack of working capital raised substantial doubt about its ability to continue as a going concern.

Rachel Zablow

Securities and Exchange Commission

Division of Corporation Finance.

2. Please file a letter from your former accountant addressed to the Commission, indicating whether or not they agree with your disclosures in the Form 8-K.

We acknowledge the comment from the Staff and we have filed a letter from Chisholm, Bierwolf & Nilson, LLC as Exhibit 16.1 to the Form 8-K/A, indicating that they agree with our disclosures in Form 8-K/A.

In responding to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Any questions or additional comments you may have may be directed to me at (650) 849-3365 or Mark Liu of our office at (858) 350-2364.

Sincerely,

Wilson Sonsini Goodrich & Rosati Professional Corporation

Brian P. Pitre

cc:	John Hendrick

Martin Waters, Esq.

Mark Liu, Esq.